PRESS RELEASE
ASANKO GOLD PUBLISHES 2016 CORPORATE SOCIAL RESPONSIBILITY REPORT

Vancouver, British Columbia, March 30, 2017 - Asanko Gold Inc. ("Asanko" or the "Company") (TSX, NYSE MKT: AKG) today publishes its 2016 Corporate Social Responsibility ("CSR") Report, which provides a detailed review of Asanko's CSR strategy and performance during the year, and its contribution to both the local communities in which it operates and its host country, Ghana.

This year, as part of the Company's ongoing commitment to being a responsible miner, the CSR Report is aligned to the Global Reporting Initiative (GRI) framework and has been prepared in line with the 'Core' standard of the GRI G4. This is a substantial achievement in just 12 months since the Asanko Gold Mine becoming an operating mine.

Peter Breese, President and CEO, said "It gives me great pleasure to present Asanko's third CSR Report and our first as a gold producing company. Having a strong social licence to operate is fundamental to the long-term success and sustainability of our business and we have embedded CSR throughout our business, from the way we plan, manage and execute our business through to engaging with our stakeholders and the way we behave towards one another.

We aspire to be a positive contributor to our host communities and to create a positive self-sustaining legacy that will survive beyond the life of the mine.

Highlights from the 2016 CSR Report
Health & Safety

  Strong safety performance record and zero fatalities

  Only one Lost Time Injury (LTI) and 3.73 million man hours achieved without a LTI

Economic Benefit

  US$59.3 million directly contributed to Ghanaian economy

  US$15.8 million made in payments (royalties and taxes) to the Government of Ghana

  211 Ghanaian businesses supported and goods and services, worth US$18.5 million, procured

  98% of total workforce are Ghanaians and US$24 million paid locally in gross wages and benefits

Community

  Winner of the Ghana Mining Industry Awards 2016 Corporate Social Investment Project of the Year

  US$0.6 million invested in community projects and 160 local stakeholder engagements conducted

  Successfully launched, with strategic partner CODE, the "Reading Ghana" program

Environment

  Esaase mine and overland conveyor permitted, following successful stakeholder engagement

  Successfully completed first environmental Akoben baseline audit

To learn more about Asanko's CSR activities, please view the 2016 CSR Report on the website: www.asanko.com.

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

About Asanko Gold Inc.

Asanko's vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company's flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa. The first phase of the mine was built within budget and ahead of schedule, with gold production commencing in January 2016 and commercial production declared on April 1, 2016. Ramp-up to steady-state production levels was achieved in Q2 2016.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.